Tempus Applied Solutions Holdings, Inc.

c/o The Chart Group, L.P.

555 5th Avenue, 19th Floor

New York, New York 10017

July 16, 2015

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tempus Applied Solutions Holdings, Inc.
Registration Statement on Form S-4 Filed January 9, 2015, as amended File No. 333-201424

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tempus Applied Solutions Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Friday, July 17, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

• should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher D. Brady
Christopher D. Brady
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Alston & Bird LLP